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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213).

        This report on Form 6-K contains a press release dated December 9, 2002 announcing MANDATORY REDEMPTION OFFER TO HOLDERS OF SHARES AND WARRANTS IN SONERA.

1(4)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

December 9, 2002, at 8.35 a.m.

MANDATORY REDEMPTION OFFER TO HOLDERS OF SHARES AND WARRANTS IN SONERA

        Telia AB (SSE:TLSN, formerly TLIA) has today announced the completion of the exchange offer for shares and warrants in Sonera Corporation (HEX:SRA, NASDAQ:SNRA). Following the completion of the exchange offer, Telia changes name to TeliaSonera and TeliaSonera's holding of shares in Sonera corresponds to approx. 95% of the share capital and votes in Sonera (fully diluted). Consequently, TeliaSonera is under the statutory obligation to offer to purchase all outstanding shares, including shares represented by American Depository Shares ("ADSs"), and warrants in Sonera pursuant to Chapter 6, Section 6 of the Finnish Securities Markets Act in a so called mandatory redemption offer.

Mandatory redemption offer

        In the mandatory redemption offer, TeliaSonera will offer to purchase all outstanding shares, including ADSs, and warrants in Sonera for consideration in the form of TeliaSonera securities, in accordance with the same exchange ratios as applied in the exchange offer, or alternatively, for consideration in cash.

Securities offer alternative

        TeliaSonera will offer:

  —
  For each Sonera share 1.51440 TeliaSonera shares

  —
  For each Sonera ADS 0.30288 TeliaSonera ADSs. Each Sonera ADS represents one Sonera share and each TeliaSonera ADS represents five TeliaSonera shares

  —
  For each Sonera warrant of a certain series issued pursuant to Sonera's 1999 and 2000 stock option programs one TeliaSonera warrant of a corresponding series. Each TeliaSonera warrant entitles the holder to subscribe for 1.5 TeliaSonera shares.

Cash offer alternative

        Holders of Sonera shares and warrants participating in the mandatory redemption offer may choose to receive as payment for Sonera securities tendered, consideration in cash according to the prices set forth below, instead of securities under the above mentioned terms.

  For each Sonera share/ADS tendered 5.00 euro per share/ADS

  For each Sonera warrant 1999A tendered 0.96 euro per warrant

  For each Sonera warrant 1999B tendered 0.23 euro per warrant

  For each Sonera warrant 2000A1 tendered 0.02 euro per warrant

  For each Sonera warrant 2000B1 tendered 0.02 euro per warrant

  For each Sonera warrant 2000C1 tendered 0.02 euro per warrant

  For each Sonera warrant 2000A2 tendered 0.34 euro per warrant

  For each Sonera warrant 2000B2 tendered 0.34 euro per warrant

  For each Sonera warrant 2000C2 tendered 0.34 euro per warrant

  For each Sonera warrant 2000A3 tendered 1.11 euro per warrant

  For each Sonera warrant 2000B3 tendered 1.11 euro per warrant

  For each Sonera warrant 2000C3 tendered 1.11 euro per warrant

  For each Sonera warrant 2000A4 tendered 1.66 euro per warrant

  For each Sonera warrant 2000B4 tendered 1.66 euro per warrant

  For each Sonera warrant 2000C4 tendered 1.66 euro per warrant

Acceptance period and delivery of consideration

        The mandatory redemption offer will commence as soon as possible after receipt of relevant regulatory approvals of the mandatory redemption offer document and be open for at least one month. TeliaSonera expects the mandatory redemption offer to commence before year-end 2002.

        TeliaSonera securities issued as consideration for Sonera securities tendered in the mandatory redemption offer will be delivered to book-entry accounts on or about 11 business days following the expiration date of the mandatory redemption offer. Cash payment for Sonera securities tendered in the mandatory redemption offer will be made on or about five business days following TeliaSonera's receipt of acceptance of the offer.

Compulsory acquisition

        Under the Finnish Companies Act, as a result of its acquisition of more than 90% of all Sonera shares, TeliaSonera has the right to require the Sonera shareholders to sell their remaining Sonera shares, including shares in the form of ADSs, to TeliaSonera in a compulsory acquisition proceeding. TeliaSonera has today initiated such compulsory acquisition proceeding by notifying Sonera of its redemption claim. TeliaSonera intends to proceed with the compulsory acquisition as fast as practically possible and expects to receive title to all remaining Sonera shares during the second quarter of 2003. TeliaSonera expects that the shareholders of Sonera, whose shares are acquired in this proceeding, will receive payment during the third quarter of 2003.

        Following completion of the exchange offer, Sonera has become a subsidiary of TeliaSonera and part of the TeliaSonera group.

        The intention is to end the public trading of the Sonera shares and warrants 1999A and de-list the shares and said warrants from the Helsinki Exchanges as soon as permitted and practicably possible under applicable laws and regulations. Quotation of Sonera ADSs on NASDAQ has ended on December 6, 2002.

SONERA CORPORATION

Jyrki Karasvirta,
Vice President,
Acting Head of Corporate Communications

Forward-Looking Statements

        This press release may contain forward-looking statements regarding Telia's exchange offer to Sonera's shareholders and warrantholders. Statements that are not strictly historical statements, including statements about Telia's and Sonera's beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Restrictions on Ability of Certain Persons to Participate in the Exchange Offer

        Due to restrictions under the securities laws of Australia, the Hong Kong Special Administrative Region of the People's Republic of China, Italy, Japan, New Zealand and South Africa, the exchange offer will not be extended to persons with registered addresses in, and who are residents of, any of Australia, the Hong Kong Special Administrative Region of the People's Republic of China, Italy, Japan, New Zealand or South Africa.

Cautionary Disclaimer/Legend

        The combination of Sonera and Telia is being implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus, which is part of a registration statement on Form F-4, which Telia filed with the U.S. Securities and Exchange Commission (the "SEC") on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC's web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications or Investor Relations (phone: +46 8 7137143, or Sonora, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (phone: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2002
SONERA CORPORATION
	By:	/s/ JYRKI KARASVIRTA Jyrki Karasvirta Vice President, Acting Head of Corporate Communications
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE December 9, 2002, at 8.35 a.m.
MANDATORY REDEMPTION OFFER TO HOLDERS OF SHARES AND WARRANTS IN SONERA
SIGNATURES